Exhibit 99.1

AGNICO-EAGLE MINES LIMITED News Release

Stock Symbol:	AEM (NYSE and TSX)	For further information:
David Smith; VP, Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE COMPLETES COMPULSORY ACQUISITION OF
REMAINING CUMBERLAND COMMON SHARES

Toronto (July 9, 2007) – Agnico-Eagle Mines Limited (“Agnico-Eagle”) announced today that its wholly-owned subsidiary, Agnico-Eagle Acquisition Corporation, has completed the compulsory acquisition of 6,624,271 common shares of Cumberland Resources Ltd. (“Cumberland”) not acquired pursuant to the take-over bid initiated on March 12, 2007.  It is expected that the consideration for the Cumberland share certificates deposited to date will be mailed to the depositing shareholders this week. Cumberland is now a wholly-owned indirect subsidiary of Agnico-Eagle.

It is expected that Cumberland’s common shares will be delisted from the Toronto Stock Exchange at the close of business (Toronto time) on July 10, 2007 and trading of Cumberland’s common shares on the American Stock Exchange will be suspended prior to the commencement of trading on July 10, 2007. Cumberland will make applications to cease to be a reporting issuer in Canada and the United States as soon as reasonably practicable.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to changes in gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 25 consecutive years.